FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2002


                             STELMAR SHIPPING LTD.
                (Translation of registrant's name into English)

                                 Status Center
                                2A Aeros Street
                            Vouliagmeni, GR, 16671
                                Athens, Greece
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X         Form 40-F
                                  ---                   ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes          No      X
                                ---            ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of the Second Quarter 2002 Report to Shareholders of Stelmar Shipping Ltd. (the "Company").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
-------

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 36 vessels including five Panamax tanker newbuildings under construction in South Korea which are scheduled to be delivered during the period from November 2003 through July 2004.

The total cargo carrying capacity of the current fleet is approximately 1.7 million dwt.

During the period ended June 30, 2002, approximately 82% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 68% during the same period last year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the periods ended June 30, 2002 and 2001 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. 50% of the recently acquired fleet financed through proceeds of the recent follow-on offering will trade under time charters. More specifically, 81%, 45% and 25% of the fleet's capacity, in terms of net operating days, for 2002, 2003 and 2004, respectively, are covered by time charters. In line with our strategy of employing our tankers on a time charter basis, we intend to employ the two additional modern secondhand Handymax tankers that we acquired, on a time charter basis as market conditions permit.

The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the second quarter of 2002, tanker charter rates remained depressed at levels similar to those experienced in the previous quarter.

The time charter strategy has provided the Company with significant insulation from the general market decline. The average time charter equivalent rate we achieved during the six months period of 2002 was lower than the equivalent average of the same period of 2001 by approximately 8%. However, the extent of the decline was much less than the general decline of the market rates during the same periods.

Recent Developments
-------------------

The Company has contracted for the construction of five additional Panamax tankers with Daewoo shipyards in South Korea. These five additional Panamax tankers are discussed further in the section entitled "Expected Additional Capital Commitments."

The Company has completed its recent follow-on offering on April 17, 2002 under which it sold 4,945,000 million shares for $14 each and it raised gross proceeds of $69.2 million. The net proceeds, after payment of underwriters' fees and legal and audit expenses, were $64.8 million.

The major portion of these proceeds was used to fund the acquisition of two newly built Panamax tankers, the Goldmar and Silvermar, by investing $26.0 million, and two modern double hull Handymax tankers, the Maremar and the Aquamar, by investing $17.7 million. An additional $14.8 million was paid to fund the 10% advance payment to the yard upon the signing of the recent newbuilding contract under which we will have constructed a further five newbuilding Panamax tankers in Daewoo shipyards.

The unused balance of the net proceeds from the follow-on offering as of June 30, 2002 was approximately $6.3 million.

The two modern secondhand Handymax tankers each have a cargo carrying capacity of approximately 47,000 dwt and were both built in 1998. The first Handymax tanker, the Maremar, was delivered at the end of June 2002 and her sistership, the Aquamar, was delivered in mid July 2002. Both Handymax tankers currently trade in the spot market.

Each of the newly-built Panamax tankers have a cargo carrying capacity of 69,697 dwt and were built in 2002. The first Panamax tanker, the Goldmar, was delivered at the end of May 2002 and her sistership, the Silvermar, was delivered in mid June 2002. Both of the Panamax tankers immediately entered a five-year time charter with each earning $18,500 per day.

At the end of April and May 2002 we also took delivery of the last two Panamax newbuildings that we had contracted to have built in July 2000. In this respect, the Rubymar and the Rosemar were delivered and immediately entered two-year time charters earning $17,500 each. The cost of these two Panamax tankers was partially funded with pre-arranged debt and the balance from retained earnings.

Interest Rate Swaps
-------------------

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate, or LIBOR, of 7%. For this coverage the Company collected in 1999 an amount of $347,000, which is included in other, net in the Company's 1999 consolidated financial statements. Since then, as LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement.

On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates of December 11, 2000 and the third with an effective date of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88% respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed interest rates at 4.25% and 4.77%, respectively.

On July 10, 2002, the Company concluded two interest rate swap agreements with effective dates as of September 13, 2002. Both interest rate swap agreements are for a period of five years for an amount of $47.0 million in aggregate. Under these agreements the Company has fixed interest rates at 4.20% and 4.38%, respectively.

The remaining nominal amount of all these interest rate swap agreements as of June 30, 2002 was $129.6 million. The annual amounts to mature over the next six years are as follows:

o 2002--$ 5.0 million (average swap rate 5.20%)
o 2003--$11.8 million (average swap rate 5.06%)
o 2004--$21.8 million (average swap rate 4.70%)
o 2005--$45.6 million (average swap rate 5.60%)
o 2006--$12.7 million (average swap rate 4.60%)
o 2007--$32.7 million (average swap rate 4.30%)

Critical Accounting Policies
----------------------------

Impairment

The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," which requires that long-lived assets and certain identifiable intangibles held and used or to be disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

Estimates of cash flows from future operations are made based upon management's expectations of future market conditions over the life of the various ships. For the periods ended June 30, 2002 and 2001 no impairment loss was recognized.

Accounting for Dry Docking

Dry-docking costs are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age and typically coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. These costs are deferred and amortized over a period to the next dry-docking. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life, which is 25 years.

Accounting for Revenue and Expenses

Freight and hire revenue and related voyage expenses, as well as applicable address and brokerage commissions, are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after each period or year end.

We reviewed the criteria set forth in Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, issued in November 1999, by the United States Securities and Exchange Commission ("SEC"), which presents the SEC's position in relation to when it is appropriate for a registrant to recognize revenue and believe our policy for revenue recognition to be in accordance with SAB 101.

Accounting for P&I Back Calls

The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the consolidated balance sheets.

P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated.

Results of Operations
---------------------

Three Month Period Ended June 30, 2002 Compared to Three Month Period Ended June 30, 2001

The Company recorded net income of $11.5 million, or $0.73 per fully diluted share, in the three month period ended June 30, 2002, compared to net income of $7.7 million, or $0.64 per fully diluted share, in the three month period ended June 30, 2001. The results for the current quarter reflect the expansion of the fleet, and the challenging market conditions of the tanker market.

Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased by 63.1% to $36.7 million from $22.5 million for the period ended June 30, 2001. This increase is mainly due to the expansion of the fleet as net operating days increased by 81.5% to 2,331 days from 1,284 days over the same quarter last year. However the Company's average TCE rate in the current quarter decreased by 10.2% to $15,752 from $17,532 over the same quarter last year, reflecting the challenging market conditions faced by the Handymax fleet of the Company. The fleet's utilization improved to 95.6% from 93.2% over the same quarter last year.

In particular, the average TCE rate of the Company's Handymax fleet in the current quarter decreased by 19.2% to $14,325 from $17,722 in the same quarter of 2001. The Handymax fleet experienced 84 off-hire days during 2002 mainly due to the scheduled drydockings, as compared to 57 days in 2001. The Handymax fleet accounted for 57.3% of the Company's net revenue during the current period as opposed to 60.9% during the previous period. The net revenue generated under time charters accounted for 79.4% of the Handymax fleet's net revenue during the current quarter as compared to 41.6% in the same quarter last year. At June 30, 2002, fifteen of the Company's Handymax tankers were operating under time charters.

In particular, the average TCE rate of the Company's Panamax fleet in the current quarter increased by 5.7% to $17,710 from $16,750 in the same quarter last year. The Panamax fleet had no off-hire days in the current quarter as compared to 33 days in the same quarter last year. The Panamax fleet accounted for 25.3% of the Company's net revenue during the current quarter as compared to 11.1% during the same quarter last year. The entire net revenue of the Panamax fleet was generated from time charters during 2002 and 2001. At June 30, 2002, all of the Company's Panamax fleet was operating under time charters.

In particular, the average TCE rate of the Company's Aframax fleet in the current quarter increased by 8.3% to $18,894 from $17,441 in the same quarter last year. The Aframax fleet had 24 off-hire days during the quarter as compared to 3 days in the same quarter last year. The Aframax fleet accounted for 17.4% of the Company's net revenue during the current quarter as compared to 28% in the same quarter last year. The entire net revenue of the Aframax fleet was generated under time charters during the current quarter and in the same quarter last year. At June 30, 2002, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased by 65% to $9.4 million in the current quarter from $5.7 million in the same quarter last year, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day, however, decreased 6% to $3,857 in the current quarter from $4,102 during the same quarter last year.

Depreciation. The Company's depreciation expense increased 86.4% to $8.2 million in the current quarter as compared to $4.4 million in the same quarter last year. The increase was the result of the fleet expansion during the current quarter.

Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses increased 100% to $0.6 million in the current quarter from $0.3 million in the same quarter last year.

General and Administrative Expenses. The Company's general and administrative expenses increased 77.8% to $1.6 million for the current quarter as compared to $0.9 million in the same quarter last year. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of our larger fleet and duties typically associated with public companies. In addition, since the beginning of 2002, the Company changed its practice of accruing for senior officers and employees performance bonuses to a quarterly basis rather than at year-end. In this respect, the current quarter was burdened with $0.14 million. The overhead burden per ship per day, however, increased 2% to $654 during the current quarter from $642 during the same quarter last year. The effect of the accounting change of accruing bonuses was $58 per ship per day.

Interest Expense, net. The Company's interest expense increased 42% to $4.4 million in the current quarter as compared to $3.1 million from the same quarter last year. The increase in the average loan balances outstanding, resulting from our fleet expansion, was to a certain extent offset by the decrease of US dollar market interest rates over the same quarter last year.

Six Month  Period  Ended June 30, 2002 Versus Six Month  Period Ended June 30,
2001

The Company recorded net income of $19.4 million, or $1.41 per fully diluted share, in the six-month period ended June 30, 2002, compared to net income of $11.6 million, or $1.33 per fully diluted share, in the six-month period ended June 30, 2001. The results for the current period reflect the expansion of the fleet, and the deteriorating market conditions with tanker charter rates plummeting close to historic lows.

Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased 75.3% to $66.8 million in the current period as compared to $38.1 million in the same period last year. This increase is mainly due to the expansion of the fleet as net operating days increased by 91.4% to 4,319 days from 2,256 days over the same period last year. However the Company's average TCE rate in the current period decreased by 8.4% to $15,462 from $16,885 over the same period last year, reflecting the challenging market conditions faced by the Handymax fleet of the Company. The fleet's utilization remained at the same level of approximately 95% for both periods.

In particular, the average TCE rate of the Company's Handymax fleet in the current period decreased by 15.6% to $14,007 from $16,602 in 2001. The Handymax fleet experienced 199 off-hire days during 2002 mainly due to the scheduled dry dockings, as compared to 73 days in 2001. The Handymax fleet accounted for 59.3% of the Company's net revenue during the current period as opposed to 52.8% during the previous period. The net revenue generated under time charters accounted for 61.5% of the Handymax fleet's net revenue during the period as compared to 55.8% in 2001. At June 30, 2002, 15 of the Company's 18 Handymax tankers were operating under time charters.

In particular, the average TCE rate of the Company's Panamax fleet in the current period increased 6.2% to $17,777 from $16,741 in 2001. The Panamax fleet had no off-hire days in 2002 as compared to 33 days in 2001. The Panamax fleet accounted for 21.1% of the Company's net revenue during the current period as compared to 14.4% during the previous period. The entire net revenue of the Panamax fleet was generated from time charters during 2002 and 2001. At June 30, 2002, all of the Company's Panamax fleet was operating under time charters.

In particular, the average TCE rate of the Company's Aframax fleet in the current period increased 7.6% to $18,722 from $17,408 in 2001. The Aframax fleet had 25 off-hire days during the period as compared to 6 days in 2001. The Aframax fleet accounted for 19.6% of the Company's net revenue during the current period as compared to 32.8% in the previous period. The entire net revenue of the Aframax fleet was generated under time charters during the current and previous periods. At June 30, 2002, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 89.1% to $17.4 million in the current period from $9.2 million in 2001, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day, however, decreased 1.1% to $3,834 in the current period from $3,878 in 2001.

Depreciation. The Company's depreciation expense increased 95% to $15.4 million in the current period as compared to $7.9 million in 2001. The increase was the result of the fleet expansion during the current period.

Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses increased 120% to $1.1 million in the current period from $0.5 million in 2001.

General and Administrative Expenses. The Company's general and administrative expenses increased 87.5% to $3 million for the current period as compared to $1.6 million in the previous period. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of our larger fleet and duties typically associated with public companies. In addition, since the beginning of 2002, the Company changed its practice of accruing for senior officers and employees performance bonuses to a quarterly basis rather than at year-end. The effect of the accounting change of accruing bonuses was $63 per ship per day. The overhead burden per ship per day, however, decreased 1% to $668 during 2002 from $674 during 2001.

Interest Expense, net. The Company's interest expense increased 33.3% to $8.4 million in the current period as compared to $6.3 million in 2001. The increase in the average loan balances outstanding, resulting from our fleet expansion, was to a certain extent offset by the decrease of US dollar market interest rates over the same period last year.

Liquidity and Capital Resources
-------------------------------

As of June 30, 2002, the Company's cash position decreased to $28.4 million, from $34.4 million as of December 31, 2001.

Net cash flow from operating activities increased to $35.1 million in the six month period ended June 30, 2002, from $16.5 million in the previous period, mainly reflecting the expansion of the fleet.

During the six month period ended June 30, 2002, the Company incurred capital expenditures for vessel acquisitions and maintenance in the amount of $234.6 million. This capital expenditure included $14.8 million representing advances for the five newbuilding Panamax tankers scheduled for delivery during the first six months of 2004, and $2.5 million representing a 10% advance for the second Handymax tanker, the Aquamar, which was delivered during July 2002. $216.7 million was paid for the acquired fleet consisting of two newbuilding Panamax tankers, the Goldmar and the Silvermar, delivered in May and June 2002, respectively, and a Handymax tanker, the Maremar, which was delivered in June 2002.

The Company's scheduled debt repayments were $18.4 million as compared to $8.7 million in the previous period. The Company, during the six-month period ended June 30, 2002, increased its borrowings by $147.6 million to finance the delivery of the acquired fleet and to complete its previous newbuilding program. In this respect, the Company borrowed $63.7 million to take delivery of the four Panamax tankers, the Pearlmar, Jademar, Rubymar and Rosemar, all of which had been ordered in July 2000, $20.2 million to take delivery of a newbuilding Handymax tanker, the Ambermar, and finally $63.8 million to take delivery of two further newbuilding Panamax tankers, the Goldmar and Silvermar, and a modern Handymax tanker, the Maremar.

The Company is currently under discussions with various banks for pre and post-delivery financing loans totaling approximately $100 million to partially finance the construction and the delivery of the recently contracted newbuilding Panamax tankers scheduled for delivery from November 2003 through July 2004.

The Company's debt repayment obligations over the next ten years, including the financing of Aquamar which was delivered in July 2002, are as follows:

Year                                                          Amount
----                                                          ------

2002 . . . . . . . . . . . . . . . . . . . . . . . . . . . $24.4 million
2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . $74.8 million
2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . $46.5 million
2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . $65.2 million
2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . $37.8 million
2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . $37.4 million
2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . $91.9 million
2009 . . . . . . . . . . . . . . . . . . . . . . . . . . . $20.3 million
2010 . . . . . . . . . . . . . . . . . . . . . . . . . . . $34.0 million
2011-2012  . . . . . . . . . . . . . . . . . . . . . . . . $80.7 million

The 2003 repayments include balloon payments/maturities, which the Company intends to refinance in 2003.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, newbuildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

The above tables do not include the long-term financing of approximately $100 million, which has not yet been arranged, that will partially fund the five Panamax tankers under construction and discussed under "Recent Developments."

Expected Additional Capital Commitments
---------------------------------------

We will incur additional capital commitments for the five Panamax tankers that we have contracted to have constructed with Daewoo shipyards in South Korea. The total contracted cost is for $148.8 million assuming the coating option for two of the five Panamax tankers is not exercised. If the option to have the two out of the five Panamax tankers coated is exercised we will incur an additional cost of approximately $ 1.8 million per ship.

In line with normal industry practice, we made to the yard installment payments on signing representing 10% of the contract of approximately $14.8 million. This payment was funded through the net proceeds of the recent offering. No further payments will be paid until the end of 2002.

During the course of construction of these five Panamax tankers and in line with industry practice we expect to make the following payments to the yards representing the steel cutting, keel laying and launching installments of 10% of the contract value for each ship:

Year       Amount
----       ------
2003     $29.8 million
2004     $14.9 million
----------------------
         $44.7 million

At delivery of these five Panamax tankers we will pay 60% of the remaining value of each contract or a total $89.3 million out of which $17.9 million will be paid close to the end of 2003 when the first newbuilding is expected to be delivered. The balance of $71.4 million will be paid during the first seven months of 2004 as each Panamax tanker is delivered from the yard.

We expect to use pre and post delivery financing and we are currently in discussions with a number of banks. In this respect, we expect to raise bridge financing to fund all the remaining installments to the yard of approximately $44.7 million. At delivery we will finance the balance of the bridge financing facility together with the delivery installments for each Panamax tanker with a long-term bank loan facility of approximately $100 million.

We have not yet obtained commitments for these debt facilities.

The balance of the contract of approximately $38.2 million, out of which $7.9 million will be paid in November 2003, will be funded through retained earnings. We also expect to incur additional expenditure of approximately $5.0 million representing capitalized interest on pre-construction financing together with supervision costs.

Quantitative and Qualitative Disclosures about Market Risks
-----------------------------------------------------------

Inflation

Inflation had a very moderate impact on vessel operating expenses, drydocking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 27% of our outstanding indebtedness as of June 30, 2002.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current period by approximately $1.4 million based upon our debt level at June 30, 2002.

The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis:

Net difference in Earnings and Cash Flows:

Year        Amount
----        ------
2002     $3.5 million
2003     $2.9 million
2004     $3.1 million
2005     $4.6 million
2006     $4.0 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euro (formerly Greek drachmae) and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

Seasonal Variations

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

   STELMAR SHIPPING LTD. AND SUBSIDIARIES

   CONSOLIDATED BALANCE SHEETS
   DECEMBER 31,  2001 AND JUNE 30, 2002
   (Expressed in thousands of U.S. Dollars)
                                                                            DECEMBER 31,       JUNE 30,
   ASSETS                                                                       2001             2002
                                                                           ----------------   -----------
                                                                                              (unaudited)
   CURRENT ASSETS:
    Cash and cash equivalents                                             $         34,417   $    28,444
                                                                            ----------------   -----------
    Accounts receivable-
      Trade                                                                          7,678         5,691
      Other                                                                          1,464         1,836
                                                                           ----------------   -----------
                                                                                     9,142         7,527
                                                                           ----------------   -----------
    Inventories                                                                      1,380         1,682
    Prepayments and other                                                            1,225         2,618
                                                                           ----------------   -----------
          Total current assets                                                      46,164        40,271
                                                                           ----------------   -----------
   FIXED ASSETS:
    Advances for vessel acquisition / under construction (Note 3)                   46,558        17,395
                                                                           ----------------   -----------
    Vessels (Notes 2d and 4)                                                       569,976       833,279
    Accumulated depreciation (Note 2e)                                             (78,152)      (93,518)
                                                                           ----------------   -----------
          Net Book Value                                                           491,824       739,761
    Property and equipment, net                                                        817         1,240
                                                                           ----------------   -----------
          Total fixed assets                                                       539,199       758,396
                                                                           ----------------   -----------
   DEFERRED CHARGES, net (Notes 2g and 5)                                            6,821        11,030
                                                                           ----------------   -----------
                                                                           ----------------   -----------
          Total assets                                                    $        592,184 $     809,697
                                                                           ================   ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
    Current portion and maturities of long-term debt (Note 6)             $         40,332 $      59,159
                                                                           ----------------   -----------
    Accounts payable-
      Trade                                                                          4,906         8,030
      Other                                                                             65             -
                                                                           ----------------   -----------
                                                                                     4,971         8,029
                                                                           ----------------   -----------
    Accrued liabilities                                                              2,023         3,421
    Accrued bank interest (Note 6)                                                   2,589         3,872
    Financial instruments fair value (Notes 2j, 2k, 10 and 12)                       2,500         3,500
    Unearned revenue                                                                 3,459         1,708
                                                                           ----------------   -----------
          Total current liabilities                                                 55,874        79,689
                                                                           ----------------   -----------

   LONG-TERM DEBT, net of current portion (Note 6)                                 326,862       437,329
                                                                           ----------------   -----------
   CONTINGENCIES (Note 8)

   STOCKHOLDERS' EQUITY:
    Preferred stock, $ 0.01 par value; 20,000,000 shares authorized, none issued.

    Common stock, $ 0.02 par value; 25,000,000 shares authorized;
    11,874,750 and 16,819,750 issued and outstanding at
    December 31, 2001 and June 30, 2002 respectively (Note 7).                         237           336
    Additional paid-in capital                                                     149,970       215,691
    Accumulated other comprehensive income/(loss)(Note 2c, 2j, 2k, 2m, 10 and 12)   (2,594)       (3,594)
    Retained earnings                                                               61,835        80,246
                                                                           ----------------   -----------

          Total stockholders' equity                                               209,448       292,679
                                                                           ----------------   -----------

          Total liabilities and stockholders' equity                      $        592,184   $   809,697
                                                                           ================   ===========

   The accompanying notes are an integral part of these consolidated balance sheets.


STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2001 AND 2002 AND
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2001 AND 2002
(Expressed in thousands of U.S. Dollars - except per share data)
                                                                For the                  For the
                                                           Three Month Period       Six Month Period
                                                             Ended June 30            Ended June 30,
                                                           2001         2002        2001        2002
                                                        ----------  -----------  ----------  ----------
                                                                    (unaudited)              (unaudited)
REVENUES:
Revenue from vessels (Note 1)                          $  24,697  $      38,602      40,845      71,130
  Commissions                                               (595)          (836)       (943)     (1,547)
                                                        ----------  -----------  ----------  ----------
    Revenue from vessels, net                             24,102         37,766      39,902      69,583
                                                        ----------  -----------  ----------  ----------
EXPENSES:
  Voyage expenses                                          2,207          1,886       2,793       4,362
  Vessel operating expenses                                5,652          9,407       9,186      17,416
  Depreciation (Note 2e)                                   4,366          8,192       7,881      15,366
  Amortization of deferred charges                           250            643         471       1,066
  General and administrative expenses                        859          1,595       1,557       3,035
                                                        ----------  -----------  ----------  ----------
   Operating income                                       10,768         16,043      18,014      28,338
                                                        ----------  -----------  ----------  ----------
OTHER INCOME (EXPENSES):
  Interest and finance costs, net (Note 6)                (3,086)        (4,403)     (6,334)     (8,405)
  Foreign currency losses                                     (8)          (126)        (57)       (148)
  Other, net                                                   4            (61)         (9)       (370)
                                                       ----------  -----------   ----------  ----------
  Total other income (expenses), net                      (3,090)        (4,590)     (6,400)     (8,923)
                                                       ----------  -----------   ----------  ----------
  Income before income taxes                               7,678         11,453      11,614      19,415

  Provision for income taxes (Note 11)                        -            -           -           -
                                                        ----------  -----------  ----------  ----------
 Net Income                                             $  7,678   $     11,453      11,614      19,415
                                                        ==========  ===========  ==========  ==========
 Earnings per share, basic (Notes 2i)                   $   0.65   $       0.74        1.33        1.42
                                                        ==========  ===========  ==========  ==========
 Weighted average number of shares, basic               11,874,750   15,534,528   8,705,306  13,704,639
                                                        ==========  ===========  ==========  ==========
 Earnings per share, diluted (Notes 2i)                 $     0.64  $      0.73        1.33        1.41
                                                        ==========  ===========  ==========  ==========
 Weighted average number of shares, diluted              11,967,259  15,591,267   8,753,443  13,761,378
                                                        ==========  ===========  ==========  ==========

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2001 AND 2002
(Expressed in thousands of U.S. Dollars)
                                                                    2001         2002
                                                                 -----------  -----------
Cash Flows from Operating Activities:                                         (unaudited)

 Net income                                                     $    11,614 $     19,415
 Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation                                                       7,881       15,366
   Amortization of deferred dry-docking costs                           471        1,066
   Amortization of other financing costs                                 39          102
   Interest expense                                                   7,910        8,303
 Change in non cash working capital items related                    (9,905)      (4,395)
 to operating activities
   Payments for dry-docking                                          (1,493)      (4,734)
`                                                                 -----------  -----------
Net Cash from Operating Activities                                   16,517       35,123
                                                                  -----------  -----------

Cash Flows from (used in) Investing Activities:
   Advances for vessels acquisition-vessels under construction      (25,787)     (17,395)
   Vessel acquisitions and/or  improvements                        (248,340)    (216,745)
   Capital expenditure for property and equipment                      (126)        (423)
                                                                  ----------   -----------
Net Cash used in Investing Activities                              (274,253)    (234,563)
                                                                  -----------  -----------

Cash Flows from (used in) Financing Activities:
   Proceeds from long-term debt                                     180,110      147,647
   Principal payments of long-term debt                              (8,730)     (18,353)
   Contribution to paid-in capital                                   96,600       69,230
   Payments for IPO and follow-on offering costs                     (8,092)      (4,414)
   Payments for loan fees and other financing costs                  (1,246)        (643)
                                                                  -----------  -----------
Net Cash from Financing Activities                                   58,642      193,467
                                                                  -----------  -----------

Net increase in cash and cash equivalents                               906       (5,973)
Cash and cash equivalents at beginning of period                     26,464       34,417
                                                                  -----------  -----------
Cash and cash equivalents at end of period                      $    27,370   $   28,444
                                                                  ==========   ===========

   The accompanying notes are an integral part of these consolidated statements.

                                              STELMAR SHIPPING LTD. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                             FOR THE YEAR ENDED DECEMBER 31, 2001 AND
                                             THE SIX MONTH PERIOD ENDED JUNE 30, 2002
                                             (Expressed in thousands of U.S. Dollars)

                                                                                   IPO/                 Accumulated
                                                                   Additional   Follow-On    Retained      Other
                                        Comprehensive   Capital     Paid-in     Offering     Earnings  Comprehensive
                                          Income         Stock      Capital     Expenses     (Deficit)  Income/(Loss)    Total
                                        -------------  ---------   ---------    ---------    ---------  ------------- -----------
BALANCE, December 31, 2000                                    76      55,064         --         34,653         (227)      89,566
                                                       ---------   ---------    ---------    ---------    ---------    ---------

  Cummulative effect of measurement
  of Fair value of financial
  instruments at January 1, 2001               (561)        --          --           --           --           (561)        (561)

  Issuance of common stock                     --            161      96,438         --           --           --         96,599

  Expenses related to the issuance of
  common stock                                 --           --        (8,363)        --           --           --         (8,363)

  Reinvestment of earnings                     --          6,831        --         (6,831)        --           --

  Net income                                 34,013         --          --           --         34,013         --         34,013

  - Fair value of financial instruments      (1,939)        --          --           --           --         (1,939)      (1,939)
  - Currency translation adjustments            133         --          --           --           --            133          133

                                          ---------
  Comprehensive income                    $  31,646         --          --           --           --           --           --
                                          =========    ---------   ---------    ---------    ---------    ---------    ---------
BALANCE, December 31, 2001                             $     237   $ 158,333    $  (8,363)      61,835    $  (2,594)   $ 209,448
                                                       ---------   ---------    ---------    ---------    ---------    ---------

  Issuance of common stock                     --             99      69,131         --           --           --         69,230

  Expenses related to the issuance of
  common stock                                 --           --          --         (4,414)        --           --         (4,414)

  Reinvestment of earnings                     --           --         1,004         --         (1,004)        --           --

  Net income                                 19,415         --          --           --         19,415         --         19,415

  Other comprehensive income
  - Fair value of financial instruments      (1,000)        --          --           --           --         (1,000)      (1,000)
  - Currency translation adjustments           --           --          --           --           --           --           --

                                          ---------
  Comprehensive income                    $  18,415         --          --           --           --           --           --
                                          =========    ---------   ---------    ---------    ---------    ---------    ---------
BALANCE, June 30, 2002 (unaudited)                     $     336   $ 228,468    $ (12,777)      80,246    $  (3,594)   $ 292,679
                                                       =========   =========    =========    =========    =========    =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND JUNE 30, 2002
(Expressed in thousands of U.S. Dollars -- except per share data unless otherwise stated)

1.   Basis of Presentation and General Information:
     ----------------------------------------------

     The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company"). The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries and Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.

     (a)  Ship-owning  Companies  directly owned by the Holding  Company:  The
          Holding  Company,   subsequent  to  December  31,  1997,   acquired,
          directly, the share capital of the following ship owning companies:

                                                                        VESSEL NAME
                                   COUNTRY OF          DATE OF              OR
               COMPANY            INCORPORATION     INCORPORATION       HULL NUMBER          FLAG              DWT
           Keymar Ltd.               Liberia          July 1998          Keymar             Cyprus           95,822
           Takamar Ltd.              Liberia          July 1998          Takamar            Panama          104,000
           Primar Shipping Ltd.      Liberia          May 1993           Primar             Cyprus           39,521
           Palmar Maritime Ltd.      Liberia          July 1993          City University    Cyprus           39,729
           Luxmar Ltd.               Liberia          February 2001      Luxmar             Panama           45,999
           Rimar Ltd.                Liberia          February 2001      Rimar              Panama           45,999
           Limar Ltd.                Liberia          February 2001      Limar              Panama           46,170
           Almar Ltd.                Liberia          February 2001      Almar              Panama           46,162
           Jamar Ltd.                Liberia          February 2001      Jamar              Panama           46,100
           Camar Ltd.                Liberia          February 2001      Camar              Panama           46,100
           Promar Ltd.               Liberia          February 2001      Promar             Panama           39,989
           Ermar Ltd.                Liberia          February 2001      Ermar              Panama           39,977
           Allenmar Ltd.             Liberia          February 2001      Allenmar           Panama           41,570
           Capemar Ltd.              Liberia          February 2001      Capemar            Panama           37,615
           Petromar Ltd.             Liberia          May 2001           Petromar           Panama           35,768
           Ambermar Ltd.             Liberia          December 2001      Ambermar           Panama           35,700
           Pearlmar Ltd.             Liberia          July 2000          Pearlmar           Cyprus           69,697
           Jademar Ltd.              Liberia          July 2000          Jademar            Cyprus           69,697
           Rubymar Ltd.              Liberia          July 2000          Rubymar            Cyprus           69,697
           Rosemar Ltd.              Liberia          July 2000          Rosemar            Cyprus           69,697
           Goldmar  Limited          Liberia          April 2002         Goldmar            Cyprus           69,700
           Silvermar Limited         Liberia          April 2002         Silvermar          Cyprus           69,700
           Aquamar Shipping Limited  Liberia          April 2002         Aquamar            Cyprus           47,236
           Maremar Limited           Liberia          April 2002         Maremar            Cyprus           47,225
                                                                                                      -------------
                                                                                                          1,298,870
                                                                                                      =============

     (b) Martank Shipping Holdings Ltd. (the "Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship owning companies:

                             COUNTRY OF       DATE OF VESSEL
           COMPANY           INCORPORATION    INCORPORATION      NAME      FLAG        DWT
           Ariel Shipping
           Corporation       Liberia          January 1993       Fulmar    Cyprus      39,521
           Colmar Ltd.       Liberia          July 1993          Colmar    Cyprus      39,729
           Nedimar Ltd.      Liberia          October 1993       Nedimar   Cyprus      46,821
           Kliomar Ltd.      Liberia          August 1997        Kliomar   Cyprus      96,088
           Polmar Ltd.       Liberia          October 1997       Polys     Cyprus      68,623
           Cleliamar Ltd.    Liberia          October 1994       Cleliamar Cyprus      68,623
           Jacamar Ltd.      Liberia          January 1999       Jacamar   Panama     104,024
                                                                                      -------
                                                                                      463,429
                                                                                      =======

     (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. Since then it has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

     (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

     (e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar
          Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company the company has become dormant.

The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above.

2.   Significant Accounting Policies:
     --------------------------------

     (a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles and include for the reporting periods the accounts of the Holding
          Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the years ended December 31, 2000 and 2001. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Other comprehensive income: The Company has adopted the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130) , which requires separate presentation of certain transactions, which are recorded directly as components of shareholders' equity.

     (d) Vessels Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Such expenditures will otherwise be charged to expenses as incurred.

     (e) Vessels Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years), after considering the estimated residual value (US Dollars 210 per LWT ton).

     (f) Impairment of long-lived Assets: The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets to be Disposed of", which requires that long lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of June 30, 2002, indicated that no impairment loss should be recognized over
          the  Company's   vessels.

     (g) Accounting for Dry Docking: Dry docking costs are carried out approximately every two and a half or five years as applicable depending on the vessels age and coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. These costs are deferred and amortized over a period to the next dry-docking. Unamortized dry docking costs of vessels sold are written off to income in the year of the vessel's sale.

     (h) Accounting for Special Survey: The vessel's special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

     (i) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year/period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (j) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value following the provisions of SFAS 133 as further discussed below.

          The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value.
          The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements

     (k) SFAS No. 133: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and
          Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     (l) SFAS No. 138: "Accounting for Certain Derivative Instruments and Certain Hedging Activities" amended the accounting and recording standards of SFAS No. 133 for certain derivative instruments and certain hedging activities as indicated below.

     (m) SFAS No. 133: as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. Five interest rate swap agreements were open as of December 31, 2001 and June 30, 2002 and have been accounted for under SFAS 133. Such financial instruments met hedge accounting criteria and accordingly their fair market value has been included in "Other Comprehensive Income" in the accompanying December 31, 2001 and June 30, 2002 consolidated balance sheets. The Company's management intention is to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes, as it is not expected to be materialized

     (n) Stock-based compensation: In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting For Stock-Based Compensation". This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued To Employees". The company has elected to account for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123.

     (o) Other Recent Accounting Pronouncements: In November 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, which presents the SEC's position in relation to when it is appropriate for a registrant to recognize revenue. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.

          During 2001, the Financial Accounting Standards Board ("FASB") has issued four Statements of Financial Accounting Standards ("SFAS"), which are summarized as follows:

          SFAS 141, "Business Combinations", relates to financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001 and business combinations completed on July 1, 2001 and thereafter. It states that all business combinations included within the scope of the statement should be accounted for using the purchase method. The Company has no currently pending business combinations, which would be affected by the statement, but any future combinations that are contemplated would need to take account of the requirements of the statement.

               SFAS 142, "Goodwill and Other Intangible Assets", establishes new standards for accounting for goodwill and other intangible assets. The statement does not require that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed for impairment. The Company did not have goodwill or indefinite lived intangible assets as of June 30, 2002 and therefore there is no impact on the financial statements.

               SFAS 143, "Accounting for Asset Retirement Obligations"' relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

               SFAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of". The statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. Whether reported in continuing operations or in discontinued operations. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

3.   Advances for Vessel Acquisition / Under Construction:
     ----------------------------------------------------

               In April 2002, the Company entered into an agreement for the purchase of a second hand Handymax tanker, which was delivered in July 2002. The acquisition cost of this tanker of $25,200 was partially financed from the proceeds of a long-term bank loan of $16,500.

               In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, one of which will be delivered in November 2003 and the remaining are expected to be delivered in January 2004, April 2004, June 2004 and July 2004. The construction cost of the new-buildings will amount to $ 148,750 of which approximately 65% is scheduled to be financed from the proceeds of long-term bank loans. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% at delivery.

               The Company is in negotiations with various financial institutions for the loan related to the five Panamax tankers above, which will be drawn-down in tranches so as to coincide with the scheduled payments to the shipyard.

               The amount shown in the accompanying June 30, 2002, consolidated balance sheet includes payments to the shipyard and the owners of the vessels and capitalized costs in accordance with the accounting policy discussed in Note 2d, as analyzed below:

               Advance payment for the Handymax vessel                 2,520
               Advance payment for the five Daewoo vessels            14,875
                                                                 ------------
                     Total                                            17,395
                                                                 ============

4.   Vessels
     -------

          During the six month period ended June 30, 2002, the Company took delivery of the vessels M/T Pearlmar, M/T Ambermar, M/T Jademar, M/T Rubymar, M/T Rosemar, M/T Goldmar, M/T Silvermar and M/T Maremar. The total cost of these vessels amounted to $263 million.

5.   Deferred Expenses
     -----------------

          During the six month period ended June 30, 2002, the vessels M/T Limar, M/T Fulmar, M/T Capemar, M/T Promar and M/T Keymar did their scheduled dry dockings. The related total cost amounted to $4.7 million.

6.   Long-term Debt
     --------------

          Long-term debt at December 31, 2001 and June 30, 2002 is analyzed as follows:

                 BORROWERS                       2001               2002

     (a)   Ariel Shipping Corporation            8,400             7,800
     (b)   Colmar Ltd.                           6,400             5,800
     (c)   Primar Shipping Ltd. and
           Palmar Maritime Ltd.                 20,776            19,386
     (d)   Nedimar Ltd.                         17,000            16,400
     (e)   Luxmar Ltd.,  Limar Ltd.,
           Camar Ltd.,  Jamar Ltd. and
           Ermar Ltd.                           68,438            63,875
     (f)   Rimar Ltd.,  Almar Ltd.,
           Allenmar Ltd.,  Capemar Ltd.
           and Promar Ltd.                      69,875            65,625
     (g)   Petromar Ltd.                        19,440            18,880
     (h)   Kliomar Ltd.                         19,950            18,695
     (i)   Polmar Ltd.                          20,475            19,550
     (j)   Cleliamar Ltd.                       20,475            19,550
     (k)   Keymar Ltd.                          16,153            15,437
     (l)   Takamar Ltd.                         25,578            24,609
     (m)   Jacamar Ltd.                         27,875            26,875
     (n)   Rosemar Ltd.                          1,609            22,533
     (o)   Rubymar Ltd.                          6,750            22,500
     (p)   Jademar Ltd.                          9,000            22,500
     (q)   Pearlmar Ltd.                         9,000            22,500
     (r)   Ambermar Ltd.                             -            20,200
     (s)   Goldmar Limited                           -            23,636
     (t)   Silvermar Limited                         -            23,637
     (u)   Maremar Limited                           -            16,500
                                             -----------    ---------------
           Total                               367,194           496.488
           Less- current portion              (40,332)          (59,159)
                                             -----------    ---------------
           Long-term portion                   326,862           437,329
                                             ===========    ===============

     The balances of loans (a) and (b) above are included in the short-term portion as they are payable in June 2003. Management's intention is to refinance these loans for five years before their maturity.

     The above balances relate to U.S. Dollar bank loans obtained either to partially finance the acquisition of vessels or refinance previous loans with the same banks. The balances at June 30, 2002 are repayable in various equal quarterly or semi annual installments through 2012 and balloon payments payable together with the last installments. The interest rates are based upon LIBOR plus a spread.


     The loans are secured as follows:
     o First, second, third and fourth priority mortgages over the vessels as applicable;
     o    Assignments of earnings and insurance of the mortgaged vessels;
     o    Pledge of shares of the borrowers; and
     o    Corporate guarantees.

     The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

7.   Capital Stock:
     --------------

     Capital stock is analyzed as follows:

                                     COMMON STOCK    THOUSANDS OF    PREFERRED    THOUSANDS OF      PAID IN
                                                       SHARES          STOCK         SHARES         CAPITAL
     Authorized                          500             25,000         200           20,000           -

     Issued and outstanding

     Balance December 31, 2001           237          11,874.75          -              -           149,970
     New investors                       99              4,945           -              -            64,717
     Reinvestment of earnings             -               -              -              -             1,004
     Balance June 30, 2002               336          16,819.75          -              -           215,691

8.   Contingencies:
     --------------

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and Indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $4.25 billion.

9.   Stock Option Plan
     -----------------

     As of June 30, 2002, 331,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option for the 323,500 shares equals $12.3 with the balance of 8,000 shares at $13.52. The Company accounts for the Plan under APB opinion No. 25 according to which, no compensation expense was recognized during 2001 and 2002, as the exercise price was equal to the grant date fair value of the stock. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). The plan expires 10 years from March 6, 2001.

     Compensation cost for the Plan determined according to FASB No. 123, would not significantly reduce the Company's net income and earnings per share for 2001 and 2002.

10.  Interest Rate Agreements:
     -------------------------

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $ 15,000. Under this agreement, the Company is covered for interest rate up to LIBOR of 7%. For this coverage the Company collected in 1999 an amount of $ 347, which is included in other, net in the 1999 consolidated financial statements. Since then as LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement.

     On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through December 12, 2005) for an amount of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company has fixed the interest rates at 6.50%, 6.45% and 5.88%, respectively.

     On November 28, 2001 the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001. The first is for a period of three years and for an amount of $ 16,781 and the second for a period of five years and for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.77% respectively.

     For the six month period ended June 30, 2002, interest on long-term debt (Note 6), includes losses of $ 1,700, which were realized and applied against related interest costs.

11.  Income Taxes:
     -------------

     Liberia, Greece, Panama and Cyprus do not impose taxes on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income ($93 and $140 in 2001 and 2002 respectively).

     Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. No provision for income taxes was required for the years up to 1997 as the company utilized carry-forward losses. The accompanying consolidated statements of income include provision for income taxes of $40 and $0 for 2001 and 2002 respectively, which is included in general and administrative expenses.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly - traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the company's shares, but no assurance can be given that this will remain so in the future.

12.  Financial Instruments:
     ----------------------

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 6.

     (b)  Credit risk: The credit risk is minimized since accounts  receivable
          from  charterers  are  presented  net  of  relevant   provision  for
          uncollectable amounts, whenever required.

     (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in
          Note 10 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market values of the swap agreements mentioned above, at June 30, 2002, was $3,500 and has been include in "Comprehensive Income" in the accompanying June 30, 2002, consolidated balance sheet.

13.  Subsequent Events:
     ------------------

     (a) On July 11, 2002, the Company took delivery of the M/T Aquamar, a second hand Handymax tanker of 47,236 DWT.

     (b) On July 10, 2002, the Company concluded two interest swap agreements with effective dates September 13, 2002 each. Both are for a period of five years and for an amount $23,575 each. Under the agreements the Company has fixed the interest rate at 4.20% and 4.38% respectively.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             STELMAR SHIPPING LTD.
                                 (registrant)


Dated: 2nd August, 2002                  By:/s/ Olga Lambrianidou
                                          --------------------------
                                            Name:  Olga Lambrianidou
                                            Title:  Corporate Secretary


     This report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in this report fairly presents in all material respects the Registrant's financial condition and results of operations as of the periods stated.


                                         By:/s/ Peter R. Goodfellow
                                          --------------------------
                                            Name:  Peter R. Goodfellow
                                            Title:  Chief Executive Officer


                                         By:/s/ Stamatis Molaris
                                          --------------------------
                                            Name:  Stamatis Molaris
                                            Title:  Chief Financial Officer


02509.0004 #344409